U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

GROOVE BOTANICALS INC.

(Exact name of registrant as specified in its charter)

Nevada	84-1168832
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

Registrant’s Principal Office

310 Fourth Avenue South, Suite 7000

Minneapolis, MN 55415

Registrant’s telephone number, including area code:

(612-315-5068)

Securities to be registered under Section 12(b) of the Act: None

Securities to be registered under Section 12(g) of the Exchange Act: Common Stock, $0.001 per share

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☑	Smaller reporting company ☑
Emerging Growth Company ☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

EXPLANATORY NOTE

We are filing this General Form for Registration of Securities on Form 10 to register our common stock, par value $0.001 per share (the “Common Stock”), pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Once this registration statement is deemed effective, we will be subject to the requirements of Regulation 13A under the Exchange Act, which will require us to file annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K. We will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g) of the Exchange Act.

Unless otherwise noted, references in this registration statement to the “Company,” “Groove,” “we,” “our,” or “us” means Groove Botanicals, Inc.. Our principal place of business is located at 310 Fourth Avenue South, Suite 7000 Minneapolis, MN 55415, and our telephone number is (612) 315-5068.

Groove Botanicals, Inc is a Nevada corporation and was originally incorporated in Colorado in April 1991 under the name Snow Runner (USA), Inc. The Company was the general partner of Snow Runner (USA) Ltd.; a Colorado limited partnership to sell proprietary snow skates under the name "Sled Dogs" which was dissolved in August 1992. In late 1993, the Company relocated its operations to Minnesota and in January 1994 we changed our name to Snow Runner, Inc. In November 1994 we changed our name to The Sled Dogs Company. In May 1999, we changed our state of domicile to Nevada and our name to XDOGS.COM, Inc. On July 22, 2005, the Board of Directors and a majority of the Company's shareholders approved an amendment to our Articles of Incorporation to change the Company's name to Avalon Oil & Gas, Inc. On March 21, 2018, the Board of Directors a majority of the Company's shareholders approved an amendment to our Articles of Incorporation to change the Company's name to Groove Botanicals, Inc.

We plan to assemble a portfolio of early-stage EV Battery Technologies developed from Universities in Norway, Sweden and Finland, and seek grants from the State of Minnesota Department of Economic Development to find and identify corporate partners to commercialize these technologies and ultimately produce revenues for the Company. The Company does not currently own any patents or technologies related to the EV battery industry, and the process to acquire patents and technologies can be costly, and as such, the Company is not guaranteed to acquire any such patents.

Management believes that the technologies available and the specialized energy industry present a stable business model with high growth potential. We are filing this Form 10 to resume reporting requirements to ensure our shareholders’ liquidity in their shares going forward, and to provide transparency to the market.

FORWARD-LOOKING STATEMENTS

There are statements in this registration statement that are not historical facts. These “forward-looking statements” can be identified by the use of terminology such as “believe,” “hope,” “may,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy” and similar expressions. You should be aware that these forward-looking statements are subject to risks and uncertainties beyond our control. To discuss these risks, you should read this entire registration statement carefully, especially the risks discussed under the “Risk Factors” section. Although management believes that the assumptions underlying the forward-looking statements included in this registration statement are reasonable, they do not guarantee our future performance, and actual results could differ from those contemplated by these forward-looking statements. The assumptions used for purposes of the forward-looking statements specified in the following information represent estimates of future events and are subject to uncertainty as to possible changes in economic, legislative, industry, and other circumstances. As a result, the identification and interpretation of data and additional information and their use in developing and selecting assumptions from and among reasonable alternatives require the exercise of judgment. To the extent that the assumed events do not occur, the outcome may vary substantially from anticipated or projected results. Accordingly, no opinion is expressed on the achievability of those forward-looking statements. In light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking statements contained in this registration statement will transpire. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. We do not undertake any obligation to update or revise any forward-looking statements.

Item 1. Business.

Prior Operations

ORGANIZATIONAL HISTORY

We were incorporated in the State of Colorado in April In May, 1999, we changed our state of domicile to Nevada and our name to XDOGS.COM, Inc.”. Until August 2, 2021 we were a reporting company. We filed a 15-12B to suspend duty to file reports under sections 13 and 15(d) of the securities exchange act of 1934. Upon restructuring and obtaining the necessary audits to resume reporting we are now filing this form 10 registration.

Groove Botanicals, Inc. (the "Company"), (formerly known as Avalon Oil & Gas, Inc.), was originally incorporated in Colorado in April 1991 under the name Snow Runner (USA), Inc. The Company was the general partner of Snow Runner (USA) Ltd.; a Colorado limited partnership to sell proprietary snow skates under the name "Sled Dogs" which was dissolved in August 1992. In late 1993, the Company relocated its operations to Minnesota and in January 1994 changed our name to Snow Runner, Inc. In November 1994 we changed our name to the Sled Dogs Company. In May 1999, we changed our state of domicile to Nevada and our name to XDOGS.COM, Inc. On July 31, 1998, the Corporation split their shares One (1) for Fifty-Four (54). On August 24, 2000, the Corporation split their shares One (1) for Five (5) and changed our name from XDOGS.COM to XDOGS, Inc. We changed our symbol from XDGS to XDGI. On June 22, 2005, the Corporation changed our name from XDOGS, Inc. to Avalon Oil and Gas, Inc. We changed our symbol from XDGI to AOGS. On July 22, 2005, the Board of Directors and a majority of the Company's shareholders approved an amendment to our Articles of Incorporation to change the Company's name to Avalon Oil & Gas, Inc., and to increase the authorized number of shares of our common stock from 200,000,000 shares to 1,000,000,000 shares par value of $0.001. On May 15, 2007, the Corporation split their shares One (1) for Twenty (20). We changed our symbol from AOGS to AOGN. On June 4, 2012, the Board of Directors approved an amendment to our Articles of Incorporation to a reverse split of the issued and outstanding shares of Common Stock of the Corporation (“Shares”) such that each holder of Shares as of the record date of June 4, 2012 shall receive one (1) post-split Share on the effective date of June 4, 2012 for each three hundred (300) Shares owned. The reverse split was effective on July 23, 2012. On September 28, 2012, we held a special meeting of Avalon’s shareholders and approved an amendment to the Company’s Articles of Incorporation such that the Company would be authorized to issue up to 200,000,000 shares of common stock. We filed an amendment with the Nevada Secretary of State on April 10, 2013, to increase our authorized shares to 200,000,000. On July 23, 2012, the Corporation split their shares One (1) for Three Hundred (300). On May 14, 2018, the Corporation changed our name from Avalon Oil and Gas, Inc., to Groove Botanicals, Inc. We changed our symbol from AOGN to GRVE. On August 2, 2021, we filed a Form 15-12B to suspend our duty to file reports under sections 13 and 15(d) of the securities exchange act of 1934. We have completed our 2021 and 2022 audits and are filing this Form 10 Registration Statement to resume the filing of our annual audited financial statements and our quarterly reviewed financial statements.

Present Operations

We plan to assemble a portfolio of early-stage EV Battery Technologies developed from Universities in Norway, Sweden and Finland, and seek grants from the State of Minnesota Department of Economic Development to find and identify corporate partners to commercialize these technologies and ultimately produce revenues for the Company. The Company does not currently own any patents or technologies related to the EV battery industry, and the process to acquire patents and technologies can be costly, and as such, the Company is not guaranteed to acquire any such patents.

As the Company continues its business development and asset acquisitions, the Company anticipates our capital needs to be between 500,000 and $5,000,000 (varying based on growth strategies).

Employees

We have one full time employee, our President, Kent Rodriguez and a part time administrative assistant. The Board retains consultants and advisors on as needed basis.  They are compensated with cash and also with the issuance of the Company’s common stock.

Facilities

Our corporate office is located at 310 Fourth Avenue South, Suite 7000, Minneapolis, Minnesota 55415. This office space is leased from an unaffiliated third party on a month-to-month lease, for a monthly rental of $1,200.

ITEM 1A.  RISK FACTORS

Any investment in our securities is highly speculative.  The Company's business and ownership of shares of our common stock are subject to numerous risks.  You should not purchase our shares if you cannot afford to lose your entire investment. You should consider the following risks before acquiring any of our shares.

We have never been, and may never be, profitable.

During the past several years, we have attempted, without success, to generate revenues and profits. For the year ended March 31, 2023, we had a net loss of $110,656 attributable to the issuance of common stock for consulting services and for legal and professional expenses. There is not any assurance that we will ever be profitable from our operations.

We need additional capital.

We need additional financing to continue operations. The amount required depends upon our business operations, and the capital needs to assemble a portfolio of early-stage EV Battery Technologies developed from Universities in Norway, Sweden and Finland. Varying based on growth strategies, it is estimated between $500,000 and $5,000,000 will have to be raised. We may be unable to secure this additional required financing on a timely basis, under terms acceptable to us, or at all. To obtain additional financing, we will sell additional equity securities, which will further dilute shareholders' ownership in us. Ultimately, if we do not raise the required capital, we may need to cease operations.

We are dependent upon our key personnel.

We are highly dependent upon the services of Kent A. Rodriguez, our President and Chief Executive Officer. If he terminated his services with us, our business would suffer.

There is only a limited trading market for our securities.

Our Common Stock is traded on the OTC Pink Sheets. The prices quoted may not reflect the price at which you can resell your shares. Because of the low price of our stock, we are subject to rules of the U.S. Securities and Exchange Commission that make it difficult for stockbrokers to solicit customers to purchase our stock. This reduces the number of potential buyers of our stock and may reduce the value of your shares. There can be no assurance that a trading market for our stock will continue or that you will ever be able to resell your shares at a profit, or at all.

Our management controls us.

Our current officers and directors own approximately 52% of our outstanding stock and are able to affect the election of the members of our Board of Directors and make corporate decisions. Mr. Rodriguez, by his ownership of Class A Preferred Stock, has the right to vote 51% of our voting securities. On January 12, 2018, our Board of Directors agreed to amend Designation of the Series A Convertible Preferred Stock be amended by changing the ratio for conversion, in Article IV, subparagraph (a), from 0.4% to 0.51% so that upon conversion the number of shares of common stock to be exchanged shall equal 51% of then issued and outstanding common stock. In addition, on January 12, 2018, the Company and the Series A Holder agreed to forgive all accrued interest to date on the Series A, and to pause any accruals until April 1, 2023. Accordingly, even if we issue additional shares to third parties, Mr. Rodriguez will continue to control at least 51% of our voting securities. This voting concentration may also have the effect of delaying or preventing a change in our management or control or otherwise discourage potential acquirers from attempting to gain control of us. If potential acquirers are deterred, you may lose an opportunity to profit from a possible acquisition.

A significant number of shares are eligible for public sale, potentially depressing our stock price. Under the SEC's Rule 144, shares issued in issuances which are not registered with the SEC first become eligible for public resale after a holding period of six months. Shareholders who are affiliates of us generally may resell only a limited number of their privately acquired shares after six months. After six months, stockholders who are not affiliated with us may resell any number of their privately acquired shares pursuant to Rule 144. The resale of the shares we have privately issued and their potential for their future public resale, may depress our stock price.

Our governing documents and Nevada law may discourage the potential acquisitions of our business. Our Board of Directors may issue additional shares of capital stock and establish their rights, preferences and classes, in most cases without stockholder approval. In addition, we may become subject to anti-takeover provisions found in Section 89.378-78.379 of the Nevada Business Corporation Act which may deter changes in control of our management which have not been approved by our Board of Directors.

We have a going concern issue.

The Company has minimal cash proceeds. We are in need of additional cash resources to maintain our operations. These factors raise substantial doubt about our ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent on its ability to raise additional capital or obtain necessary debt financing. The Company is presently dependent on its controlling shareholder to provide us funding for its daily operation and expenses, including professional fees and fees charged by regulators, although he is under no obligation to do so. Our auditors express substantial doubt about our ability to continue as a going concern.

The Company intends to meet the cash requirements for the next 12 months from the issuance date of this report through a combination of debt and equity financing by way of private placements to friends, family and business associates. The Company currently does not have any arrangements in place to complete any private placement financings and there is no assurance that the Company will be successful in completing any such financings on terms that will be acceptable to it.

If we do not have sufficient working capital to pay our operating costs for the next 12 months, we will require additional funds to pay our legal, accounting and other fees associated with our Company and our filing obligations under United States federal securities laws, as well as to pay our other accounts payable generated in the ordinary course of our business. Once these costs are accounted for, we will focus on the capital needs to assemble a portfolio of early stage EV Battery Technologies developed from Universities in Norway, Sweden and Finland. Any failure to raise money will have the effect of delaying the timeframes in the business plan as set forth above, and the Company may have to push back the dates of such activities.

We have material weaknesses on internal control.

Management has assessed the effectiveness of our internal control over financial reporting under COSO Framework 2013 as of March 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As a result of this assessment, management concluded that, as of March 31, 2023, our internal control over financial reporting was not effective. The material weaknesses identified related to (i) lack of segregation of duties due to a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; and (ii) a lack of sufficient documented financial closing policies and procedures.

Licensing our patents and technologies could take longer than expected and cause delays

Licensing patents and technologies is extremely profitable if done correctly. We will be searching for the best opportunities to enhance our portfolio and delays can happen when dealing with project managers and when negotiating with large international companies. The Company does not currently own any patents or technologies related to the EV battery industry, and the process to acquire patents and technologies can be costly, and the Company is not guaranteed to acquire any such patents.

Licensing deals require participation from many different individuals and parties.

Our ability to proceed will also depend on how quickly and effectively we can work with other companies and individuals when licensing and negotiating our patented technologies.

The Green Energy Market is Highly Competitive and Fragmented.

Entering the Green Energy Market is highly competitive and there are many large companies focusing on the industry. Several small companies have entered the space and caused it to become fragmented and the barrier for entry to the market is more complicated.

Reporting requirements under the Exchange Act and compliance with the Sarbanes-Oxley Act of 2002, including establishing and maintaining acceptable internal controls over financial reporting, are costly and may increase substantially.

The rules and regulations of the SEC require a public company to prepare and file periodic reports under the Exchange Act, which will require that the Company engage in legal, accounting, auditing, and other professional services. The engagement of such services is costly, and we are likely to incur losses that may adversely affect our ability to continue as a going concern. Additionally, the Sarbanes-Oxley Act of 2002 requires, among other things, that we design, implement and maintain adequate internal controls and procedures over financial reporting. The costs of complying with the Sarbanes-Oxley Act may make it difficult for us to design, implement and maintain adequate internal controls over financial reporting. If we fail to maintain an effective system of internal controls or discover material weaknesses in our internal control. In that case, we may not be able to produce reliable financial reports or report fraud, which may harm our overall financial condition and result in a loss of the investor confidence and a decline in our share price.

We cannot assure you that our Common Stock will be listed on the OTCQB or any other stock exchange.

Our common stock is currently traded on the Pink Sheets under the symbol GRVE. Our goal is to become a fully reporting company, and be included on the OTCQB or a higher exchange, if possible. However, we cannot assure you that we will be able to meet the initial listing standards of the OTCQB or any other stock exchange or quotation medium or that we will be able to maintain a listing of our Common Stock on any stock exchange. After the filing of this Form 10, we expect that our Common Stock would continue to be eligible to trade on the “pink sheets,” where our stockholders may find it more difficult to affect a transaction in our Common Stock or obtain accurate quotations as to the market value of our Common Stock. In addition, we would be subject to an SEC rule that, if we failed to meet the criteria outlined in such rule, imposes various practice requirements on broker-dealers who sell securities governed by such rule to persons other than established customers and accredited investors. Consequently, such a rule may deter broker-dealers from recommending or effecting transactions in our Common Stock, which may further affect its liquidity. This would also make it more difficult for us to raise additional capital following a business combination.

Our Common Stock will likely be considered a “penny stock,” which may make it more difficult for investors to sell their shares due to suitability requirements.

Our common stock is currently deemed “penny stock,” as that term is defined under the Exchange Act. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that the exchange or system provides current price and volume information concerning transactions in such securities). Penny stock rules impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors.” The term “accredited investor” generally refers to institutions with assets over $5,000,000 or individuals with a net worth in excess of $1,000,000 or an annual income exceeding $200,000 or $300,000 jointly with their spouse.

The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized disclosure document in a form prepared by the SEC, which provides information about penny stocks and the nature and level of risks in the penny stock market. Moreover, brokers/dealers are required to determine whether an investment in a penny stock is suitable for a prospective investor. A broker/dealer must receive a written agreement to the transaction from the investor setting forth the identity and quantity of the penny stock to be purchased. These requirements may reduce the potential market for our common stock by reducing the number of potential investors. This may make it more difficult for investors in our common stock to sell shares to third parties or dispose of them. This could cause our stock price to decline.

We have never paid dividends on our Common Stock, and it is not guaranteed that we will in the future.

We have never paid dividends on our Common Stock, we have this option as valid to discuss on the management level and approve it. There are no assurances or guarantees that we will be able to pay dividends. The Company is prohibited from providing dividends to its common stock holders until all accrued dividends on our outstanding Series A Convertible Preferred Stock and Series B Preferred Stock are paid. There were no outstanding dividends on our Series A and Series B Preferred Stock as of March 31, 2023 and 2022.

We are an “emerging growth company” under the JOBS Act of 2012. We cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). We may take advantage of certain exemptions from various reporting requirements that apply to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive, there may be a less active trading market for our common stock, and our stock price may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of specific accounting standards until those standards would otherwise apply to private companies. We are taking advantage of the extended transition period to comply with new or revised accounting standards.

We will remain an “emerging growth company” for up to five years, although we will lose that status sooner if our revenues exceed $1 billion, if we issue more than $1 billion in non-convertible debt in three years, or if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30.

Our status as an “emerging growth company” under the JOBS Act of 2012 may make it more challenging to raise capital as and when we need it.

Because of the exemptions from various reporting requirements provided to us as an “emerging growth company” and because we will have an extended transition period for complying with new or revised financial accounting standards, we may be less attractive to investors, and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry. If we cannot raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

We have the right to issue shares of preferred stock. If we were to issue preferred stock, it is likely to have rights, preferences, and privileges that may adversely affect the common stock.

We have preferred stock currently issued and outstanding and do have the ability to issue more. The issuance of these shares could adversely affect the common stock already outstanding. Upon conversion of the aforementioned preferred shares, the common shares outstanding would be increased by 63,327,114 to 124,170,812 from the Conversion of the Series A Preferred Stock

Item 2. Financial Information.

Management’s Discussion and Analysis of Financial Condition and Results of Operation.

Overview

RESULTS OF OPERATIONS AND PLAN OF OPERATION

The following discussion and analysis should be read in conjunction with our consolidated financial statements and notes related thereto. The discussion of results, causes and trends should not be construed to infer conclusions that such results, causes or trends necessarily will continue in the future.

For the year ended March 31, 2023 compared to the year ended March 31, 2022

Selling, General, and Administrative Expenses

Selling, general and administrative expenses for the year ended March 31, 2023, were $75,839 a decrease of $36,597, compared to selling, general and administrative expenses of $112,436 during the year ended March 31, 2022. Selling, general and administrative expenses for the fiscal year ended March 31, 2022, consisted primarily of; director compensation of $20,000, payroll and related costs of $48,000, and other selling, general, and administrative expenses of $33,965. Selling, general and administrative expenses for the fiscal year ended March 31, 2023, consisted primarily of; payroll and related costs of $48,000, advertising and promotion expenses of $5,393, and other selling, general, and administrative expenses of $9,224. The decrease was primarily due to a decrease in director compensation, advertising and promotion expenses, as well as other selling, general, and administrative expenses for the ended March 31, 2023, when compared with the year ended March 31, 2022.

Consulting Expense

Consulting expense for the year ended March 31, 2023, was $10,000, all of which was stock based compensaton. Consulting expense for the year ended March 31, 2022, was $193,000, $133,000 of which was stock-based compensation, as we issued 6,650,000 shares of our common stock to outside consultants as payment for services rendered, the other $60,000 of consulting expense came from an issuance of convertible debt.

Amortization of Debt Discount

Amortization of debt discounts for the fiscal year ended March 31, 2023, was $74,876 a decrease of $65,123 compared to amortization of debt discounts of $139,999 for the fiscal year ended March 31, 2022. This decrease was primarily due to the Company holding more convertible debt with outstanding discounts during the year ended March 31, 2022.

Gain on Settlement of Debt

Gain on settlement of debt for the fiscal year ended March 31, 2023, was $49,571. Gain on settlement of debt for the fiscal year ended March 31, 2022, was $52,458. The gains during both fiscal years were due to a settlements of convertible debts, as well as a related contingent liability to one of those convertible debts

Settlement Expense

Settlement expense for the fiscal year ended March 31, 2023, was $10,000 and is related to a pending settlement of the Company’s two remaining convertible notes. There was no settlement expense during the fiscal year ended March 31, 2022.

Other Income

Other income for the year ended March 31, 2023, was $1,180, a decrease of $7,108 compared to other income of $8,288 for the year ended March 31, 2022.  Revenue decreased as a result of an decrease in the market price for oil and natural gas.

Interest Income (Expense)

Interest expense for the fiscal year ended March 31, 2023, was $14,690 a decrease of $41,842 compared to interest expense of 56,532 for the fiscal year ended March 31, 2022. This decrease was primarily due to more convertible debt being outstanding during the year ended March 31, 2022.

Net Loss

For the reasons stated above, our net loss for the year ended March 31, 2023, was $110,656, compared to a net loss of $290,458 during the year ended March 31, 2022.

Liquidity and Capital Resources

Going Concern

We are in need of additional cash resources to maintain our operations. As of March 31, 2023, the Company had a working capital deficit of $455,285 and has incurred losses since inception of $34,416,648. These factors raise substantial doubt about its ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent on its ability to raise additional capital or obtain necessary debt financing. The Company is presently dependent on its controlling shareholder to provide us funding for its daily operation and expenses, including professional fees and fees charged by regulators, although he is under no obligation to do so. Our auditors express substantial doubt about our ability to continue as a going concern. The Company intends to meet the cash requirements for the next 12 months from the issuance date of this report through a combination of debt and equity financing by way of private placements, friends, family and business associates. The Company currently does not have any arrangements in place to complete any private placement financings and there is no assurance that the Company will be successful in completing any such financings on terms that will be acceptable to it.

If we do not have sufficient working capital to pay our operating costs for the next 12 months, we will require additional funds to pay our legal, accounting and other fees associated with our Company and our filing obligations under United States federal securities laws, as well as to pay our other accounts payable generated in the ordinary course of our business. Once these costs are accounted for, we will focus on assembling a portfolio of early stage EV Battery Technologies developed by Universities in Norway, Sweden and Finland

Any failure to raise money will have the effect of delaying the timeframes in the business plan as set forth above, and the Company may have to push back the dates of such activities.

The financial statements have been prepared on a going concern basis which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has incurred losses and further losses are anticipated as a result of the development of business which raises substantial doubt about the Company’s ability to continue as a going concern within the next twelve months from the issuance date of this report.  The ability to continue as a going concern is dependent upon the Company generating profitable operations in the future and/or obtaining financing necessary to meet the Company’s obligations and repay its liabilities arising from normal business operations when they come due. Management intends to finance operating costs over the next twelve months with existing cash on hand and loans from directors and/or private placement of the Company’s common stock.

Our cash and cash equivalents were $4,566 on March 31, 2023, compared to $48,534 on March 31, 2022. We met our liquidity needs through the issuance of our common stock and notes payable for cash.

We need to raise additional capital during the fiscal year, but currently have not acquired sufficient additional funding. Our ability to continue operations as a going concern is highly dependent upon our ability to obtain immediate additional financing, which can’t be guaranteed. Unless additional funding is obtained, it is highly unlikely that we can continue to operate. There is no assurance that even with adequate financing or combined operations, we will generate revenues and be profitable. The Company’s auditor has expressed that the Company’s significant operating losses raise substantial doubt about its ability to continue as a going concern.

Operating activities

Net cash used by operating activities for the year ended March 31, 2023 was $106,621, compared to $72,905 used in the year ended March 31, 2022.

Financing activities

Our financing activities for the year ended March 31, 2023, provided cash of $62,653 as compared to $113,528 for the year ended March 31, 2022. We received $168,000 from a related party and $42,903 from the issuance of common stock. We plan to raise additional capital during the coming fiscal year.  Cash generated by financing activities for the year ended March 31, 2022, consisted of a $50,000 received from the issuance of convertible debt, $55,050 received from the issuance of common stock.

Basis of Presentation

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United Stated of America (“U.S. GAAP”) for financial information.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Specifically, such estimates were made by the Company for the valuation of derivative liability, stock compensation and beneficial conversion feature expenses. Actual results could differ from those estimates.

Financial Instruments

Pursuant to ASC Topic 820, Fair Value Measurements, an entity is required to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 prioritizes the inputs into three levels that may be used to measure fair value:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets: quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Net Loss Per Share

Basic net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted loss per share gives the effect to all dilutive potential common shares outstanding during the period, including stock options, warrants and convertible instruments. Diluted net loss per share excludes all potentially issuable shares if their effect is anti-dilutive. Because the effect of the Company’s dilutive securities is anti-dilutive, diluted net loss per share is the same as basic loss per share for the periods presented. Under the provisions of ASC 260, “Earnings per Share,” basic loss per common share is computed by dividing net loss available to common shareholders by the weighted average number of shares of common stock outstanding for the periods presented. Diluted net loss per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that would then share in the income of the Company, subject to anti-dilution limitations. The source of all the previously referenced anti-dilutive shares is convertible preferred shares, specifically Series A preferred shares which can be converted into common shares which after their conversion, would be equal to 51% of the issued and outstanding common stock following the moment of conversion. Furthermore, on January 12, 2018, our Board of Directors agreed to amend Designation of the Series A Convertible Preferred Stock be amended by changing the ratio for conversion, in Article IV, subparagraph (a), from 0.4% to 0.51% so that upon conversion the number of shares of common stock to be exchanged shall equal 51% of then issued and outstanding common stock. In addition, on January 12, 2018, the Company and the Series A Holder agreed to forgive all accrued interest to date on the Series A, and to pause any accruals until April 1, 2023. Thus, no preferred dividends were accrued or paid during the years ended March 31, 2022, and 2021, then then preferred dividends had no effect on income available to common stockholders in computing basic earnings per share. Potential common shares consist of the convertible promissory notes payable as of March 31, 2023, and March 31, 2022. As of March 31, 2023, and March 31, 2022, there were potential shares issuable upon conversion of convertible notes payable and conversion of warrants. The tables below present the anti-dilutive shares as of March 31, 2023, and March 31, 2022, as well as, the computation of basic and diluted earnings per share for the years and three months ended March 31, 2023, and 2022.

Description of Anti-Dilutive Instrument	Anti-Dilutive Common Shares as of March 31, 2023	Anti-Dilutive Common Shares as of March 31, 2022
Convertible Preferred Series A Shares	55,598,373	55,005,684

	For the Year ended March 31, 2023	For the Year ended March 31, 2022
Numerator:
Net Loss	$(110,656)	$(290,458)
Denominator:
Weighted average common shares Outstanding - basic	53,511,829	42,698,130
Dilutive common stock equivalents	—	—
Weighted average common shares Outstanding - diluted	53,514,123	52,848,598

	For the Three Months ended March 31, 2023	For the Three Months ended March 31, 2022
Numerator:
Net Income (Loss)	$8,256	$(108,707)
Denominator:
Weighted average common shares Outstanding - basic	56,666,951	49,193,062
Dilutive common stock equivalents	—	—
Weighted average common shares Outstanding - diluted	56,669,244	59,343,530

Recently Adopted Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Debt Issuance Cost

Debt issuance costs incurred in connection with the issuance of debt are capitalized and amortized to interest expense over the term of the debt using the effective interest method. The unamortized amount is presented as a reduction of debt on the balance sheet.

In August 2020, the FASB issued ASU No. 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”). ASU 2020-06 simplifies the accounting for convertible debt instruments and convertible preferred stock by removing the existing guidance in ASC 470-20 that requires entities to account for beneficial conversion features and cash conversion features in equity, separately from the host convertible debt or preferred stock. Two methods of transition were permitted upon adoption: full retrospective and modified retrospective. The Company has yet to adopt ASC 2020-06, however, the Company’s auditors have recommended that the Company to adopt ASC 2020-06 as of April 1, 2023. The accounting impact will be a reclassification from Additional Paid-In Capital to Retained Earnings. The Company plans to adopt ASC 2020-06 as of April 1, 2023.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carry forwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

On December 18, 2019, the FASB issued ASU 2019-12 which modifies ASC 740 to simplify the accounting for income taxes. The ASU’s amendments are based on changes that were suggested by stakeholders as part of the FASB’s simplification initiative (i.e., the Board’s effort to reduce the complexity of accounting standards while maintaining or enhancing the helpfulness of information provided to financial statement users).

ASC 740-10-25, “Accounting for Uncertainty in Income Taxes”, is intended to clarify the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes the recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740-10-25 also provides guidance on recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Under ASC 740-10-25, evaluation of a tax position is a two-step process. The first step is to determine whether it is more-likely-than not that a tax position will be sustained upon examination, including the resolution of any related appeals or litigation based on the technical merits of that position. The second step it to measure a tax position that meets the more-likely-than-not threshold to determine the amount of benefit to be recognized in the financial statements. A tax position is measure at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent period in which the threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not criteria should be de-recognized in the first subsequent financial reporting period in which the threshold is no longer met.

Beneficial Conversion Feature

The Company measures its convertible debt using a nondetachable conversion feature known as a beneficial conversion feature, or BCF. A convertible instrument contains a BCF when the conversion price is less than the fair value of the shares into which the instrument is convertible at the commitment date. From time to time, the Company may issue convertible notes that may contain a beneficial conversion feature. A beneficial conversion feature exists on the date a convertible note is issued when the fair value of the underlying common stock to which the note is convertible into is in excess of the remaining unallocated proceeds of the note after first considering the allocation of a portion of the note proceeds to the fair value of the warrants, if related warrants have been granted. The intrinsic value of the beneficial conversion feature is recorded as a debt discount with a corresponding amount to additional paid-in capital. The debt discount is amortized to interest expense over the life of the note using the effective interest method.

Debt Issuance Cost

Debt issuance costs incurred in connection with the issuance of debt are capitalized and amortized to interest expense over the term of the debt using the effective interest method. The unamortized amount is presented as a reduction of debt on the balance sheet.

In August 2020, the FASB issued ASU No. 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”). ASU 2020-06 simplifies the accounting for convertible debt instruments and convertible preferred stock by removing the existing guidance in ASC 470-20 that requires entities to account for beneficial conversion features and cash conversion features in equity, separately from the host convertible debt or preferred stock. Two methods of transition were permitted upon adoption: full retrospective and modified retrospective. The Company has yet to adopt ASC 2020-06, however, the Company’s auditors have recommended that the Company adopt ASC 2020-06 as of April 1, 2023. The accounting impact will be a reclassification from Additional Paid-In Capital to Retained Earnings. The Company plans to adopt ASC 2020-06 as of April 1, 2023.

GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, the Company has incurred recurring net losses since its inception and has raised limited capital. The Company had a net loss of $110,656 and $290,458 for the fiscal years ended March 31, 2023 and March 31, 2022, respectively. The Company's accumulated deficit was $34,416,648 and $34,305,992 as of March 31, 2023, and March 31, 2022, respectively. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. The financial statements do not include any adjustment relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company is taking certain steps to provide the necessary capital to continue its operations. These steps include but are not limited to: 1) focus on our new business model and 2) raising equity or debt financing. During the Company audit of the fiscal years ended March 31, 2022 and 2021, the Company’s auditor expressed substantial doubt about the Company's ability to continue as a going concern. Our auditors express substantial doubt about our ability to continue as a going concern

Item 3. Properties.

Our corporate office is located at 310 Fourth Avenue South, Suite 700, Minneapolis, MN 55415. This office space is leased from an unaffiliated third party on a month-to-month lease, for a monthly rental of $1,200.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

Title of Class	Name and address of Beneficial Owner	Amount of shares owned	Nature of beneficial ownership	Percent of class	Voting Power
Series A Preferred	Kent Rodriguez Minneapolis, MN	100	Director/President	100%	51%
Common	Kent Rodriguez Minneapolis, MN	4,367	Director/President	.01%	51%
Common	Douglas Barton Minneapolis, MN	760,667	Independent Director	1.46%	0.65%
Common	Recon Technology LTD Beijing, China	2,800,000	Owner of more than 5%	5.36%	2.38%

As of March 31, 2023 and March 31, 2022, the related party payables of $301,100 and $94,528, respectively, were all due to the Company’s CEO Kent Rodriguez.

Item 5. Directors and Executive Officers.

Kent Rodriguez Director, President, Treasurer, Secretary, Age 66, director until March 31, 2025

Mr. Rodriguez joined the Company as Chief Executive Officer, Secretary, and Principal Financial Officer in May 2009. Since 1995, he has been the Managing Partner of Weyer Capital Partners, a Minneapolis-based venture capital corporation. He has a B.A. degree in Geology from Carleton College, and an Executive MBA from the Harvard Business School. Mr. Rodriguez is the related party who has provided funds to the Company, which are owed back to him and can be found within the Balance Sheets and footnotes referenced throughout this filing as related party payables. Mr. Rodriguez has been elected to serve as director of the Company until March 31, 2025.

Douglas Barton Independent Director, Age 78, director until March 31, 2025

Mr. Barton has served as a Director of the Company since May 2009. From 1987 to the present, he has been the President and sole owner of Venture Communications, Inc., a private promotion, development, and marketing consulting firm. He has a B.S. degree in Economics/History from the University of Minnesota. Mr. Barton has been elected to serve as director of the Company until March 31, 2025.

The following table illustrates compensation accrued to director during the most recently ended fiscal year:

Name	Fees earned or paid in cash ($) (Wages Earned and Accrued)	Stock awards ($)	Option awards ($)	Non-equity incentive compensation plan ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Kent Rodriguez	$48,000	-	-	-	-	-	$48,000
Douglas Barton	-	$10,000	-	-	-	-	$10,000

Item 6. Executive Compensation.

On an annual basis the company accrues $48,000 of wages payable, $4,000 monthly, to its CEO Kent Rodriguez. On April 1, 2020, the Company entered into an employment agreement with its CEO which designates monthly payments due to CEO Kent Rodriguez in the amount of $4,000 each month. This agreement shall continue for four years until March 31, 2024.

The following table illustrates compensation accrued to the executive team during the most recently ended fiscal year:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock awards ($)	Option awards ($)	Nonequity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Kent Rodriguez, CEO*	Fiscal Year ended March 31, 2022	$48,000	-	-	-	-	-	-	$48,000

*Total compensation accrued for Kent Rodriguez during each fiscal year is $48,000 total, which includes his compensation as CEO as well as Director.

Item 7. Certain Relationships and Related Transactions, and Director Independence.

The Company had a related party payable of $301,100 and $94,528 outstanding as of the fiscal years ended March 31, 2023, and March 31, 2022, respectively. These amounts consist of funds contributed by Kent Rodriguez for purposes of providing financing during periods of low or negative cashflow in order to cover essential costs of continuing operations, as well as funds payable to management as compensation. On an annual basis the company accrues $48,000 of wages payable, $4,000 monthly, to its CEO Kent Rodriguez. On April 1, 2020, the Company entered into an employment agreement with its CEO which designates monthly payments due to CEO Kent Rodrigues in the amount of $4,000 each month. This agreement shall continue for four years until March 31, 2024. These payables accrue no interest and have no maturity date.

On December 2, 2021, we formed two Wyoming Corporations, Biotrex, Inc., and Maxidyne, Inc.

Item 8. Legal Proceedings.

None.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

Our common stock is currently quoted on the OTC market "Pink Sheets" under the symbol GRVE. For the periods indicated, the following table sets forth the high and low bid prices per share of common stock. The below prices represent inter-dealer quotations without retail markup, markdown, or commission and may not necessarily represent actual transactions.

Period	High	Low
Quarter ended March 2023	.090	.041
Quarter ended Dec 2022	.060	.039
Quarter ended Sep 2022	.065	.036
Quarter ended June 2022	.038	.038
Quarter ended March 2022	.068	.060
Quarter ended Dec 2021	.030	.030
Quarter ended Sep 2021	.055	.055
Quarter ended June 2021	.067	.067
Quarter ended March 2021	.068	.068
Quarter ended Dec 2020	.080	.073
Quarter ended Sep 2020	.079	.065

Dividends

Holders of common stock are entitled to dividends when, as, and if declared by the Board of Directors, out of funds legally available therefore. We have never declared cash dividends on its common stock and our Board of Directors does not anticipate paying cash dividends in the foreseeable future as it intends to retain future earnings to finance the growth of our businesses. There are no restrictions in our articles of incorporation or bylaws that restrict us from declaring dividends.

Securities Authorized for Issuance Under Equity Compensation Plans

No equity compensation plan or agreements under which our common stock is authorized for issuance has been adopted during the fiscal years ended March 30, 2023 and 2022.

Item 10. Recent Sales of Unregistered Securities.

The Company is authorized to issue 200,000,000 shares of Common Stock, with a par value of $0.001.

On September 18, 2020, the Company issued 500,000 shares of common stock in exchange for consulting services. These shares were issued with a value of $0.05 per share.

On October 14, 2020, the Company issued 1,000,000 shares of common stock in exchange for $49,000 received.

On October 15, 2020, the Company issued 1,000,000 shares of common stock in exchange for consulting services. These shares were issued with a value of $0.05 per share.

On October 20, 2020, the Company issued 250,000 shares of common stock in exchange for consulting services. These shares were issued with a value of $0.05 per share.

On October 22, 2020, the Company issued 500,000 shares of common stock in exchange for consulting services. These shares were issued with a value of $0.05 per share.

On January 1, 2021, the Company issued 250,000 shares of common stock in exchange for consulting services. These shares were issued with a value of $0.05 per share.

On February 23, 2021, the Company issued 200,000 shares of common stock in exchange for consulting services. These shares were issued with a value of $0.05 per share.

On March 9, 2021, the Company issued 1,500,000 shares of common stock in exchange for bookkeeping services. These shares were issued with a value of $0.05 per share.

On March 10, 2021, the Company issued 100,000 shares of common stock in exchange for consulting services. These shares were issued with a value of $0.05 per share.

On March 10, 2021, the Company issued 100,000 shares of common stock in exchange for consulting services. These shares were issued with a value of $0.05 per share.

On March 10, 2021, the Company issued 1,000,000 shares of common stock in exchange for consulting services. These shares were issued with a value of $0.05 per share.

On March 10, 2021, the Company issued 2,000,000 shares of common stock in exchange for $97,965 received.

Per agreements dated on August 5, 2021, the Company issued 6,000,000 shares of common stock, 2,000,000 each to three different parties, in exchange for consulting services. These shares were issued with a value of $0.02 per share. These issuances were pertaining to the July 23, 2021 convertible note specified in the previous paragraph.

On September 21, 2021, the Company issued 500,000 shares of common stock in exchange for $10,000 received.

On October 12, 2021, the Company issued 500,000 shares of common stock as compensation for services provided by a director of the Company, as well as a $50 capital contribution received. These shares were issued with a value of $0.02 per share.

On October 12, 2021, the Company issued 500,000 shares of common stock as compensation for services provided by a director of the Company. These shares were issued with a value of $0.02 per share.

On October 27, 2021, the Company issued 500,000 shares of common stock in exchange for $10,000 received.

On November 1, 2021, the Company issued 1,000,000 shares of common stock per a settlement and release agreement. These shares were issued with a value of $0.02 per share.

On November 4, 2021, the Company issued 500,000 shares of common stock in exchange for $10,000 received.

On December 21, 2021, the Company issued 650,000 shares of common stock in exchange for consulting services. These shares were issued with a value of $0.02 per share.

On December 30, 2021, the Company issued 1,250,000 shares of common stock in exchange for $25,000 received.

On March 22, 2022, the Company committed 500,000 shares of common stock to be issued, 250,000 each to two separate parties, in exchange for $10,000 received, $5,000 from each party.

On March 23, 2022, the Company committed 2,500,000 shares of common stock to be issued in exchange for $40,000 received.

On October 4, 2022, the Company issued 150,000 shares of common stock in exchange for $3,000 received.

On October 4, 2022, the Company issued 250,000 shares of common stock in exchange for $4,963 received.

On December 1, 2022, the Company issued 500,000 shares of common stock in exchange for consulting services. These shares were issued with an approximate value of $0.0598 per share, based on the fair market value as of their date of issuance.

On December 1, 2022, the Company issued 1,500,000 shares of common stock to three different parties in the amounts of 1,000,000, 250,000, and 250,000, in exchange for $29,970 received.

On December 1, 2022, the Company issued 250,000 shares of common stock in exchange for $4,970 received.

On January 31, 2023, The Company and Westworld Financial Capital, LLC, agreed to convert the $50,000 Convertible Promissory Note dated October 21, 2021, and all accrued interest to 2,750,000 shares of the Company’s Common Stock.

On January 31, 2023, The Company agreed to issue Benjamin Steele 50,000 shares of its Common Stock to maintain the Company’s website and social media presence.

Item 11. Description of Registrant’s Securities to be Registered.

Common Stock

As of the date of this Form 10 Information Statement, the Company had 57,643,062 shares of common stock issued and outstanding. The Company’s transfer agent is EQ Shareowner Services, Inc.

Our Certificate of Incorporation authorizes the issuance of 200,000,000 shares of common stock, par value $0.001 per share. Our holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the shareholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the board of directors in its discretion from legally available funds. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

Series A Convertible Preferred Stock Issued to Related Party

The Company is authorized to issue 1,000,000 shares of preferred stock, par value $0.10 per share. The 100 shares of Series A Convertible Preferred Stock Issued to Related Party (“Series A Convertible Preferred Stock”) were issued on June 3, 2002 as payment for $500,000 in promissory notes, are convertible into the number of shares of common stock sufficient to represent fifty-one percent (51%) of the fully diluted shares outstanding after their issuance The holder of these shares of Series A Convertible Preferred Stock is our President, Kent Rodriguez. The Series A Convertible Preferred Stock pays an eight percent (8%) dividend. The dividends are cumulative and payable quarterly. The Series A Convertible Preferred Stock carries liquidating preference, over all other classes of stock, equal to the amount paid for the stock plus any unpaid dividends. Currently the value of the liquidation preference is $500,000 the amount of debt that the related party converted into the preferred stock. If this Preferred Stock were to be redeemed by the holder, it would result in an aggregate of the $500,000 liquidation preference, on a per share basis, this would equal $5,000 per share. The Company and Series A Preferred Holder have agreed to forgive all accrued interest and arrearages in preferred share dividends of Series A Preferred Stock through March 31, 2023. The Series A Convertible Preferred Stock provides for voting rights on an "as converted to common stock" basis. On January 12, 2018, our Board of Directors agreed to amend Designation of the Series A Convertible Preferred Stock be amended by changing the ratio for conversion, in Article IV, subparagraph (a), from 0.4% to 0.51% so that upon conversion the number of shares of common stock to be exchanged shall equal 51% of then issued and outstanding common stock. In addition, on January 12, 2018, the Company and the Series A Holder agreed to forgive all accrued interest to date on the Series A, and to pause any accruals until April 1, 2023.

Series B Preferred Stock

In March, 2013, our Board of Directors authorized the issuance of 2,000 shares of Series B Preferred Stock, (the "Series B Preferred Stock"). There is 1,983 shares issued and outstanding of Series B Preferred Stock.

The Series B Preferred Stock accrues dividends at the rate of 9% per annum on the original purchase price for the shares. These dividends are payable annually, beginning in January 2014. We are prohibited from paying any dividends on our Common Stock until all accrued dividends are paid on our Series B Preferred Stock. All accrued interest on the Series B has been settled through March 31, 2023, and none currently remains outstanding. Furthermore, no interest will begin to accrue on the Series B Preferred Stock until April 1, 2023. The Series B Preferred Stock ranks junior to the Series A Convertible Preferred Stock owned by our President and Chief Executive Officer, as to Dividends and to a distribution of assets in the event of a liquidation of assets.

The Holders of Series B Preferred Stock do not have any voting rights and their consent is not required to take any sort of corporate action.

Item 12. Indemnification of Directors and Officers.

Our articles of incorporation, by-laws and director indemnification agreements provide that each person who was or is made a party or is threatened to be made a party to or is otherwise involved (including, without limitation, as a witness) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or an officer of the Company or, in the case of a director, is or was serving at our request as a director, officer, or trustee of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director, officer or trustee or in any other capacity while serving as a director, officer or trustee, shall be indemnified and held harmless by us to the fullest extent authorized by the Nevada General Corporation Law against all expense, liability and loss reasonably incurred or suffered by such.

Section 145 of the Nevada General Corporation Law permits a corporation to indemnify any director or officer of the corporation against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding brought by reason of the fact that such person is or was a director or officer of the corporation, if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reason to believe his or her conduct was unlawful. In a derivative action, (i.e., one brought by or on behalf of the corporation), indemnification may be provided only for expenses actually and reasonably incurred by any director or officer in connection with the defense or settlement of such an action or suit if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be provided if such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine that the defendant is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Pursuant to Nevada Revised Statutes 78.138(7), Article Seven of our articles of incorporation eliminates the liability of a director to us for monetary damages for such a breach of fiduciary duty as a director, except for liabilities arising:

1)	A director’s or officer’s act or failure to act constituted a breach of his or her fiduciary duties as a director or officer; and
2)	Such breach involved intentional misconduct, fraud or a knowing violation of law.

Item 13. Financial Statements and Supplementary Data.

Not applicable to a Smaller Reporting Company per CFR § 229.302.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 15. Financial Statements and Exhibits.

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Groove Botanicals, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Groove Botanicals, Inc. as of March 31, 2023 and 2022, the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations and has a significant accumulated deficit. In addition, the Company continues to experience negative cash flows from operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/S/ BF Borgers CPA PC (PCAOB ID 5041)

We have served as the Company's auditor since 2023

Lakewood, CO

June 15, 2023

Groove Botanicals, Inc.
Consolidated Balance Sheets

	March 31, 2023	March 31, 2022
ASSETS
Current Assets:
Cash	$4,566	$48,534
Accounts Receivable	25	251
Prepaid Expenses	390	—
Total Current Assets	4,982	48,785
TOTAL ASSETS	$4,982	$48,785

LIABILITIES & STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts Payable and Accrued Liabilities	$44,489	$45,592
Interest Payable	14,678	7,900
Related Party Payable	301,000	94,528
Convertible Notes Payable	100,000	164,774
Derivative Liability	—	95,576
Contingent Liability	—	95,350
Total Current Liabilities	460,267	503,720
Total Liabilities	460,267	503,720

Stockholders' Equity
Preferred Stock, Series A, $0.10 par value, 100 shares authorized; 100 shares issued and outstanding as of March 31, 2023, and March 31, 2022, respectively	10	10
Preferred Stock, Series B, $0.10 par value, 2,000 shares authorized; 1,983 shares issued and outstanding as of March 31, 2023, and March 31, 2022, respectively	198	198
Common Stock, $0.001 par value, 200,000,000 shares authorized; 57,643,062 and 49,193,062 shares issued and outstanding as of March 31, 2023 and March 31, 2022, respectively	57,643	49,193
Common Stock to be Issued	—	3,000
Additional paid-in capital	33,903,511	33,798,656
Accumulated deficit	(34,416,648)	(34,305,992)
Total stockholder's equity	(455,285)	(454,935)
TOTAL LIABILITIES AND STOCKHOLDER'S DEFICIT	$4,982	$48,785

The accompanying notes are an integral part of these consolidated financial statements.

Groove Botanicals, Inc.
Consolidated Statements of Operations

	For the Years Ended March 31,
	2023	2022

Expenses:
Selling, General and Administrative Expenses	$75,839	$112,436
Rent	17,796	14,400
Legal and Professional Expenses	53,781	96,607
Consulting Expense	10,000	193,000
Total operating expenses	157,416	416,443

Operating loss	(157,416)	(416,443)

Other Income (Expense)
Amortization of Debt Discount	(74,876)	(139,999)
Change in Derivative Liability	95,575	261,770
Gain on Settlement of Debt	49,571	52,458
Settlement Expense	(10,000)	—
Interest Income (Expense)	(14,690)	(56,532)
Miscellaneous Other Income (Expense)	1,180	8,288
Total Other Income (Expense)	46,760	125,985

Net Loss	$(110,656)	$(290,458)

Basic loss per common share	$(0.00)	$(0.01)

Diluted loss per common share	$(0.00)	$(0.01)

Weighted average common shares outstanding - Basic	53,511,829	42,698,130

Weighted average common shares outstanding - Diluted	53,514,123	52,848,598

The accompanying notes are an integral part of these consolidated financial statements.

Groove Botanicals, Inc.
Consolidated Statements of Stockholders' Equity
For the Years Ended March 31, 2023, 2022, and 2021

	Series A Preferred Stock		Series B Preferred Stock		Common Stock		Common Stock to be Issued		Additional Paid In Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount	Amount
Balance, March 31, 2020	100	$10	1,983	$198	29,393,062	$29,393	—	$—	$33,003,441	$(33,673,935)	$(640,893)
Issuance of stock for services	—	—	—	—	5,400,000	5,400	—	—	264,600	—	270,000
Issuance of stock per subscription	—	—	—	—	3,000,000	3,000	—	—	146,965	—	149,965
Beneficial Conversion Feature	—	—	—	—	—	—	—	—	40,000	—	40,000
Net Loss	—	—	—	—	—	—	—	—	—	(341,599)	(341,599)
Balance, March 31, 2021	100	$10	1,983	$198	37,793,062	$37,793	—	$—	$33,455,006	$(34,015,534)	$(522,527)
Balance, March 31, 2021	100	$10	1,983	$198	37,793,062	$37,793	—	$—	$33,455,006	$(34,015,534)	$(522,527)
Issuance of Stock for Director Compensation	—	—	—	—	1,000,000	1,000	—	—	19,000	—	20,000
Issuance of Stock for Outside Services	—	—	—	—	6,650,000	6,650	—	—	126,350	—	133,000
Issuance of Stock for Settlement	—	—	—	—	1,000,000	1,000	—	—	19,000	—	20,000
Issuance of Stock per Subscription	—	—	—	—	2,750,000	2,750	—	—	52,300	—	55,050
Beneficial Conversion Feature	—	—	—	—	—	—	—	—	80,000	—	80,000
Common Stock to be Issued	—	—	—	—	—	—	3,000,000	3,000	47,000	—	50,000
Net Loss	—	—	—	—	—	—	—	—	—	(290,458)	(290,458)
Balance, March 31, 2022	100	$10	1,983	$198	49,193,062	$49,193	3,000,000	$3,000	$33,798,656	$(34,305,992)	$(454,935)
Balance, March 31, 2022	100	$10	1,983	$198	49,193,062	$49,193	3,000,000	$3,000	$33,798,656	$(34,305,992)	$(454,935)
Issuance of Stock for Cash Received in Prior Period	—	—	—	—	3,000,000	3,000	(3,000,000)	(3,000)	—	—	—
Issuance of Stock for Cash	—	—	—	—	2,150,000	2,150	—	—	40,813	—	42,963
Issuance of Stock for Consulting	—	—	—	—	500,000	500	—	—	9,500	—	10,000
Issuance of Stock for Conversion of Debt	—	—	—	—	2,750,000	2,750	—	—	50,592	—	53,342
Issuance of Stock for Website and Social Media Services	—	—	—	—	50,000	50	—	—	3,950	—	4,000
Net Loss	—	—	—	—	—	—	—	—	—	(110,656)	(110,656)
Balance, March 31, 2023	100	$10	1,983	$198	57,643,062	$57,643	—	$—	$33,903,511	$(34,416,648)	$(455,285)

The accompanying notes are an integral part of these consolidated financial statements.

Groove Botanicals, Inc.
Consolidated Statements of Cash Flows

	For the Years Ended March 31,
	2023	2022
Cash Flow From Operating Activities
Net Loss	$(110,656)	$(290,458)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock Issued for Director Compensation	—	20,000
Stock Issued for Outside Services	14,000	133,000
Stock Issued for Settlement	—	20,000
Issuance of Stock for Conversion of Debt	3,342	—
Convertible Debt Issued for Services	—	105,000
Beneficial Conversion Feature	—	80,000
Amortization of Debt Discount	74,876	139,999
Change in Derivative Liability	(95,575)	(261,770)
Settlement of Derivative Liability	(1)	—
Effect of Debt Discounts on Derivative Liability	—	(34,525)
Gain on Settlement of Debt	(49,571)	(52,458)
Accrued Interest	6,778	11,056
Accrued Payroll	48,000	48,000
Wire Fees Charged on Funds Received for Stock Purchases	60	—
Accounts Payable and Accrued Liabilities – Related Party	3,392	—
Changes in working capital
(Increase) Decrease in Accounts Receivable	226	(251)
Increase in Prepaid Expenses	(390)	—
Increase (Decrease) in Accounts Payable and Accrued Liabilities	(1,102)	9,502
Net Cash Used in Operating Activities	(106,621)	(72,905)

Cash Flow From Investing Activities
Net Cash From Investing Activities	—	—

Cash Flow From Financing Activities
Funds received from Related Party	168,000	742
Funds distributed to Related Party	(12,821)	(32,264)
Funds received for Issuance of Convertible Debt	—	50,000
Repayment of Outstanding Convertible Debt	(89,650)	(10,000)
Repayment of Outstanding Contingent Liability	(45,779)	—
Funds received for Issuance of Common Stock	42,903	55,050
Funds received for Common Stock to be Issued	—	50,000
Net Cash From Financing Activities	62,653	113,528

Net Change in Cash	(43,968)	40,623

Cash at Beginning of Period	48,534	7,911

Cash at End of Period	$4,566	$48,534

Net cash paid for:
Interest	$—	$—
Income Taxes	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

GROOVE BOTANICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023 AND 2022

NOTE 1 - ORGANIZATION AND OPERATIONS

Current Operations

We were incorporated in the State of Colorado in April 1991. In May, 1999, we changed our state of domicile to Nevada and our name to XDOGS.COM, Inc.”. Until August 2, 2021 we were a reporting company. We filed a 15-12B to suspend duty to file reports under sections 13 and 15(d) of the securities exchange act of 1934. Upon restructuring and obtaining the necessary audits to resume reporting we are now filing this form 10 registration.

Groove Botanicals, Inc. (the "Company"), (formerly known as Avalon Oil & Gas, Inc.), was originally incorporated in Colorado in April 1991 under the name Snow Runner (USA), Inc. The Company was the general partner of Snow Runner (USA) Ltd.; a Colorado limited partnership to sell proprietary snow skates under the name "Sled Dogs" which was dissolved in August 1992. In late 1993, the Company relocated its operations to Minnesota and in January 1994 changed our name to Snow Runner, Inc. In November 1994 we changed our name to the Sled Dogs Company. In May 1999, we changed our state of domicile to Nevada and our name to XDOGS.COM, Inc. On July 31, 1998, the Corporation split their shares One (1) for Fifty-Four (54). On August 24, 2000, the Corporation split their shares One (1) for Five (5) and changed our name from XDOGS.COM to XDOGS, Inc. We changed our symbol from XDGS to XDGI. On June 22, 2005, the Corporation changed our name from XDOGS, Inc. to Avalon Oil and Gas, Inc. We changed our symbol from XDGI to AOGS. On July 22, 2005, the Board of Directors and a majority of the Company's shareholders approved an amendment to our Articles of Incorporation to change the Company's name to Avalon Oil & Gas, Inc., and to increase the authorized number of shares of our common stock from 200,000,000 shares to 1,000,000,000 shares par value of $0.001. On May 15, 2007, the Corporation split their shares One (1) for Twenty (20). We changed our symbol from AOGS to AOGN. On June 4, 2012, the Board of Directors approved an amendment to our Articles of Incorporation to a reverse split of the issued and outstanding shares of Common Stock of the Corporation (“Shares”) such that each holder of Shares as of the record date of June 4, 2012 shall receive one (1) post-split Share on the effective date of June 4, 2012 for each three hundred (300) Shares owned. The reverse split was effective on July 23, 2012. On September 28, 2012, we held a special meeting of Avalon’s shareholders and approved an amendment to the Company’s Articles of Incorporation such that the Company would be authorized to issue up to 200,000,000 shares of common stock. We filed an amendment with the Nevada Secretary of State on April 10, 2013, to increase our authorized shares to 200,000,000. On July 23, 2012, the Corporation split their shares One (1) for Three Hundred (300). On May 14, 2018, the Corporation changed our name from Avalon Oil and Gas, Inc., to Groove Botanicals, Inc. We changed our symbol from AOGN to GRVE. On August 2, 2021, we filed a Form 15-12B to suspend our duty to file reports under sections 13 and 15(d) of the securities exchange act of 1934. We have completed our 2021 and 2022 audits and are filing this Form 10 Registration Statement to resume the filing of our annual audited financial statements and our quarterly reviewed financial statements.

We plan to assemble a portfolio of early-stage EV Battery Technologies developed from Universities in Norway, Sweden and Finland, and seek grants from the State of Minnesota Department of Economic Development to find and identify corporate partners to commercialize these technologies and ultimately produce revenues for the Company. The Company does not currently own any patents or technologies related to the EV battery industry, and the process to acquire patents and technologies can be costly, and as such, the Company is not guaranteed to acquire any such patents.

Management believes that the technologies available and the specialized energy industry present a stable business model with high growth potential. We are filing this Form 10 to resume reporting requirements to ensure our shareholders’ liquidity in their shares going forward, and to provide transparency to the market.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United Stated of America (“U.S. GAAP”) for financial information. Accordingly, they include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The consolidated financial statements include all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary in order to make the condensed financial statements not misleading. The consolidated balance sheet as of March 31, 2023, was derived from the Company’s consolidated financial statements at that date.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Specifically, such estimates were made by the Company for the valuation of derivative liability, stock compensation and beneficial conversion feature expenses. Actual results could differ from those estimates.

Financial Instruments

Pursuant to ASC Topic 820, Fair Value Measurements, an entity is required to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 prioritizes the inputs into three levels that may be used to measure fair value:

•	Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

•	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets: quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

•	Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Net Loss Per Share

Basic net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period.  Diluted loss per share gives the effect to all dilutive potential common shares outstanding during the period, including stock options, warrants and convertible instruments.  Diluted net loss per share excludes all potentially issuable shares if their effect is anti-dilutive.  Because the effect of the Company’s dilutive securities is anti-dilutive, diluted net loss per share is the same as basic loss per share for the periods presented. For more information regarding potential shares to be issued pertaining to convertible debt and preferred stock and how these figures may be calculated, see Notes 7 and 8. Under the provisions of ASC 260, “Earnings per Share,” basic loss per common share is computed by dividing net loss available to common shareholders by the weighted average number of shares of common stock outstanding for the periods presented. Diluted net loss per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that would then share in the income of the Company, subject to anti-dilution limitations. The source of all the previously referenced anti-dilutive shares is convertible preferred shares, specifically Series A preferred shares which can be converted into common shares which after their conversion, would be equal to 51% of the issued and outstanding common stock following the moment of conversion. Furthermore, on January 12, 2018, our Board of Directors agreed to amend Designation of the Series A Convertible Preferred Stock be amended by changing the ratio for conversion, in Article IV, subparagraph (a), from 0.4% to 0.51% so that upon conversion the number of shares of common stock to be exchanged shall equal 51% of then issued and outstanding common stock. In addition, on January 12, 2018, the Company and the Series A Holder agreed to forgive all accrued interest to date on the Series A, and to pause any accruals until April 1, 2023. Thus, no preferred dividends were accrued or paid during the years ended March 31, 2022, and 2021, then then preferred dividends had no effect on income available to common stockholders in computing basic earnings per share. Potential common shares consist of the convertible promissory notes payable as of March 31, 2023, and March 31, 2022. As of March 31, 2023, and March 31, 2022, there were potential shares issuable upon conversion of convertible notes payable and conversion of warrants. The tables below present the anti-dilutive shares as of March 31, 2023, and March 31, 2022, as well as, the computation of basic and diluted earnings per share for the years and three months ended March 31, 2023, and 2022.

Description of Anti-Dilutive Instrument	Anti-Dilutive Common Shares as of March 31, 2023	Anti-Dilutive Common Shares as of March 31, 2022
Convertible Preferred Series A Shares	55,598,373	55,005,684

	For the Year ended March 31, 2023	For the Year ended March 31, 2022
Numerator:
Net Loss	$(110,656)	$(290,458)
Denominator:
Weighted average common shares Outstanding - basic	53,511,829	42,698,130
Dilutive common stock equivalents	—	—
Weighted average common shares Outstanding - diluted	53,514,123	52,848,598

	For the Three Months ended March 31, 2023	For the Three Months ended March 31, 2022
Numerator:
Net Loss	$8,256	$(108,707)
Denominator:
Weighted average common shares Outstanding - basic	56,666,951	49,193,062
Dilutive common stock equivalents	—	—
Weighted average common shares Outstanding - diluted	56,669,244	59,343,530

Recently Adopted Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carry forwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

ASC 740-10-25, “Accounting for Uncertainty in Income Taxes”, is intended to clarify the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes the recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740-10-25 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Under ASC 740-10-25, evaluation of a tax position is a two-step process. The first step is to determine whether it is more-likely-than-not that a tax position will be sustained upon examination, including the resolution of any related appeals or litigation based on the technical merits of that position. The second step it to measure a tax position that meets the more-likely-than-not threshold to determine the amount of benefit to be recognized in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent period in which the threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not criteria should be de-recognized in the first subsequent financial reporting period in which the threshold is no longer met.

Beneficial Conversion Feature

The Company measures its convertible debt using a nondetachable conversion feature known as a beneficial conversion feature, or BCF. A convertible instrument contains a BCF when the conversion price is less than the fair value of the shares into which the instrument is convertible at the commitment date. From time to time, the Company may issue convertible notes that may contain a beneficial conversion feature. A beneficial conversion feature exists on the date a convertible note is issued when the fair value of the underlying common stock to which the note is convertible into is in excess of the remaining unallocated proceeds of the note after first considering the allocation of a portion of the note proceeds to the fair value of the warrants, if related warrants have been granted. The intrinsic value of the beneficial conversion feature is recorded as a debt discount with a corresponding amount to additional paid-in capital. The debt discount is amortized to interest expense over the life of the note using the effective interest method.

Debt Issuance Cost

Debt issuance costs incurred in connection with the issuance of debt are capitalized and amortized to interest expense over the term of the debt using the effective interest method. The unamortized amount is presented as a reduction of debt on the balance sheet.

In August 2020, the FASB issued ASU No. 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”). ASU 2020-06 simplifies the accounting for convertible debt instruments and convertible preferred stock by removing the existing guidance in ASC 470-20 that requires entities to account for beneficial conversion features and cash conversion features in equity, separately from the host convertible debt or preferred stock. Two methods of transition were permitted upon adoption: full retrospective and modified retrospective. The Company has yet to adopt ASC 2020-06. The accounting impact will be a reclassification from Additional Paid-In Capital to Retained Earnings. The Company plans to adopt ASC 2020-06 as of April 1, 2023.

NOTE 3 - GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the consolidated financial statements, the Company has incurred recurring net losses since its inception and has raised limited capital. The Company had a net loss of $110,656 and $290,458 for the years ended March 31, 2023, and March 31, 2022, respectively. The Company's accumulated deficit was $34,416,648 and $34,305,992 as of March 31, 2023, and March 31, 2022, respectively. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustment relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company is taking certain steps to provide the necessary capital to continue its operations. These steps include but are not limited to: 1) focus on our new business model and 2) raising equity or debt financing. Our auditors express substantial doubt about our ability to continue as a going concern.

NOTE 4 – CASH

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of March 31, 2023, the Company’s cash consisted of non-restricted cash.

NOTE 5 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments are cash , accounts receivable, accounts payable, notes payable, notes receivable and their carrying amounts are approximate their fair values based on their short-term nature. The recorded values of notes payable and notes receivable approximate their fair values, as interest approximates market rates. Furthermore, the Company has derivative liabilities, which it considers to be a level 3liability. For more information on the valuation method used for determining the value of the derivative liability, see Note 10.

The Company follows paragraph 825-10-50-10 of the FASB Accounting Standards Codification for disclosures about fair value of its financial instruments and paragraph 820-10-35-37 of the FASB Accounting Standards Codification (“Paragraph 820-10-35-37”) to measure the fair value of its financial instruments. Paragraph 820-10-35-37 establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”) and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, Paragraph 820-10-35-37 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three (3) levels of fair value hierarchy defined by Paragraph 820-10-35-37 are described below:

Level 1	Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.
Level 2	Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.
Level 3	Pricing inputs that are generally observable inputs and not corroborated by market data.

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable. A slight change in unobservable inputs such as volatility can significantly have a significant impact on the fair value measurement of the derivatives liabilities.

The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.  If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The carrying amounts of the Company’s financial assets and liabilities, such as cash and accounts payable approximate their fair values because of the short maturity of these instruments.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company had a related party payables of $301,100 and $94,528 outstanding as of March 31, 2023, and March 31, 2022, respectively. These amounts consist of funds contributed by the management for the purpose of providing financing during periods of low or negative cashflow in order to cover essential costs of continuing operations, as well as funds payable to management as compensation. On an annual basis the company accrues $48,000 of wages payable, $4,000 monthly, to its CEO Kent Rodriguez. On April 1, 2020, the Company entered into an employment agreement with its CEO which designates monthly payments due to CEO Kent Rodriguez in the amount of $4,000 each month. This agreement shall continue for four years until March 31, 2024. These payables accrue no interest and have no maturity date.

On June 3, 2022, the Company received a loan from a related party, the Company’s CEO Kent Rodriquez, in the amount of $158,000. These funds were wired to the Company to help it reach settlement of the debts described in Note 7..

NOTE 7 – CONVERTIBLE NOTES PAYABLE

The convertible notes payable consisted of a $230,000 Convertible Promissory Note issued on January 30, 2018, to a third party in exchange for cash. Beginning on the issuance date of the Note, the outstanding principal balance of this note accrued annual interest at 10%. The note had a maturity date of January 30, 2019. The note was booked with a debt discount of the full principal balance of $230,000, plus an excess amount booked to interest in the amount of $27,957, as of March 31, 2019. As of March 31, 2021, this entire debt discount had been amortized. Additionally, the note had a variable conversion price per share of a 40% discount to lowest trading price of the previous five trading days prior to the conversion date. Subsequently there was a settlement agreement on June 3, 2021, in which the Company recognized an outstanding convertible debt and related contingent liability pertaining to an outstanding settlement in the amounts of approximately $54,650 and $95,350, respectively. This recognition came as part of a settlement agreement reached on June 3, 2021, in which the prior $230,000 convertible note, as well as approximately $72,458 of related interest was settled into a new convertible debt of $54,650, a contingent liability of $95,350, and two cash payments of $50,000 each to the note holder, which were made on July 20, 2020, and March 10, 2021. The contingent liability was booked as such due to its settlement being contingent upon the Company making the settlement payment hereafter mentioned. This transaction resulted in a gain on debt extinguishment of approximately $52,000. The convertible debt portion had no interest accrual and had a variable conversion price per share of a 60% discount to the average of the previous five-day trading closing bid price. There was also an amendment of the settlement agreement on June 3, 2022, the Company satisfied one of its outstanding convertible debts and related contingent liability in the amounts of approximately $55,000 and $95,000, respectively, via a settlement payment of $125,000, this resulted in a gain on the settlement of debt in the amount of $25,000. Both debts arose on June 3, 2021, when a previous $230,000 convertible note, as well as approximately $72,000 of related interest was then restructured via a settlement agreement into a new convertible debt, related contingent liability, and two corresponding cash payments of $50,000 each. As of March 31, 2023, the debt has been completely paid off and no longer exists.

The convertible notes payable also consists of a $40,000 Convertible Promissory Note issued on March 5, 2021, by management to a third party in exchange for professional services. Beginning on the issuance date of this note, the outstanding principal balance of this note shall bear annual interest at 10%, with interest commencing on the sixth month anniversary of the Issuance Date. The note has a maturity date of June 30, 2022.   Additionally, the note has a fixed conversion feature of $0.02 per share, and therefore the Convertible Note is measured at the net of Debt Discount, calculated based off its Beneficial Conversion Features. The note was booked with a debt discount of the full principal balance of $40,000. As of December 31, 2022, this entire debt discount has been amortized, with $37,151 and $2,849 being amortized during the years ended March 31, 2022, and March 31, 2021, respectively. Therefore, as of both March 31, 2023, and March 31, 2022, no corresponding debt discount remained. On July 18, 2022, a Letter Agreement was drafted between the Company and the debtholder, which establishes the settlement of this debt once the Company’s Form 10 goes effective. However, being that the Form 10 has yet to go effective as of the filing of this report, the debt has not yet subsequently been settled. The balance of the Convertible Promissory Note due to the Holder remained at Thousand Dollars ($40,000) as of December 31, 2022. On January 23, 2023, the Company and the convertible note holder mutually agreed to settle this outstanding convertible note. However, as of March 31, 2023 the settlement remains pending and the convertible note is still recorded at $40,000 outstanding.

On July 23, 2021, the Company issued a convertible promissory note in the amount of $45,000, with an annual interest rate of 8% and a variable conversion price per share of a 40% discount to the average of the previous three-day trading closing bid price, in exchange for professional and legal services to be rendered. The convertible amount is accounted for based off the outstanding principal and related interest pertaining to the portion convertible debt instrument being converted, multiplied by the previously specified conversion rate. Also, as part of this agreement, common stock was granted equal to 14.9% of the outstanding common shares at the time of issuance, and the stock was transferred in three equal parts to affiliates holding the note; this transaction is detailed in the next paragraph. The note has a maturity date of March 31, 2023. The Company has made a total repayment of 20,000 on this debt as of December 31, 2022. The note had a balance of $25,000 and 35,000 as of December 31, 2022, and March 31, 2022, respectively. On March 28, 2023, the Company and the convertible promissory note holder mutually agreed to settle the outstanding convertible note issued on March 23, 2021, in the original amount of $45,000, with a remaining balance of $30,000 and all accrued interest for $5,000. The $5,000 was wired on March 29, 2023.

Per agreements dated August 5, 2021, the Company issued 6,000,000 shares of common stock, 2,000,000 each to three different parties, in exchange for consulting services. These shares were issued with a value of $0.02 per share. These issuances were pertaining to the July 23, 2021 convertible note specified in the previous paragraph.

On October 1, 2021, the Company issued a convertible promissory note in the amount of $50,000, with an annual interest rate of 5% and a fixed conversion price of $0.02 per share, in exchange for $50,000 received. The note was booked with a debt discount of the full principal balance of $50,000. As of December 31, 2022, the full $50,000 of the debt discount has been amortized. This note had a maturity date of September 30, 2022. Per a board resolution dated February 21, 2023, and corresponding notice of conversion dated February 22, 2023, all debt (principal and interest) related to this convertible note was converted to 2,750,000 shares of common stock, with the conversion effective as of January 31, 2023. These shares were issued to Mill End Capital, Ltd., per correspondence the CEO Kent Rodriguez sent to the Company’s Transfer Agent dated March 1, 2023.

On March 7, 2022, the Company issued a convertible promissory note in the amount of $60,000, with a maturity date of March 7, 2023, an annual interest rate of 10% and a fixed conversion price of $0.02 per share, in exchange for consulting services. The convertible amount is accounted for based off the outstanding principal and related interest pertaining to the portion convertible debt instrument being converted, multiplied by the previously specified conversion rate. On July 18, 2022, a Letter Agreement was drafted between the Company and the debtholder, which establishes the settlement of this debt once the Company’s Form 10 goes effective. However, being that the Form 10 has yet to go effective as of the filing of this report, the debt has not yet subsequently been settled. On January 23, 2023, the Company and the convertible note holder mutually agreed to settle this outstanding convertible note. However, as of March 31, 2023 the settlement remains pending and the convertible note is still recorded at $60,000 outstanding.

The Company had a convertible note payable of $100,000 and $164,774 outstanding as of the year ended March 31, 2023, and the year ended March 31, 2022, respectively.

	March 31, 2023	March 31, 2022
Beginning Balance	$164,774	$182,849
Convertible notes issued for services	—	105,000
Convertible notes issued for cash	—	50,000
Discount on convertible notes	—	(215,224)
Repayments	(139,650)	(10,000)
Debt extinguished per settlement	—	(125,350)
Conversion of notes payable into common stock	—	—
Amortization of discounts	74,876	177,499
Convertible notes payable, net (Ending Balance)	$100,000	$164,774

Below is the summary of the principal balance and debt discounts as of March 31, 2023:

Convertible Promissory Note Holder	Start Date	End Date	Initial Note Principal Balance	Debt Discounts as of Issuance	Amortization	Debt Discounts as of March 31, 2023
Robert Hymers III	3/5/2021	6/30/2022	$40,000	$40,000	($40,000)	-
RaiseRight LLC	7/23/2021	3/31/2023	$45,000	$45,000	($45,000)	-
Robert Hymers	3/7/2022	3/7/2023	$60,000	$30,000	($30,000)	-
Westworld Financial Capital, LLC	10/1/2021	9/30/2022	$50,000	$50,000	($50,000)	-
Total						-
Remaining note principal balance						$100,000
Total convertible promissory notes, net						$100,000

Below is the summary of the principal balance and debt discounts as of March 31, 2022:

Convertible Promissory Note Holder	Start Date	End Date	Initial Note Principal Balance	Debt Discounts as of Issuance	Amortization	Debt Discounts as of March 31, 2022
Robert Hymers III	3/5/2021	6/30/2022	$40,000	$40,000	($40,000)	-
RaiseRight LLC	7/23/2021	3/31/2023	$45,000	$45,000	($23,288)	$21,712
Carebourn Capital, L.P.	1/30/2018	1/30/2019	$230,000	$230,000	($230,000)	-
Robert Hymers	3/7/2022	3/7/2023	$60,000	$30,000	($1,973)	$28,027
Westworld Financial Capital, LLC	10/1/2021	9/30/2022	$50,000	$50,000	($24,863)	$25,137
Total						$74,876
Remaining note principal balance						$239,650
Total convertible promissory notes, net						$164,774

NOTE 8 – PREFERRED STOCK

The Company is authorized to issue 1,000,000 shares of Preferred Stock. We have authorized 100 shares of Series A Preferred Stock and 2,000 shares of Series B Preferred Stock, respectively, both with a par value of $0.10. As of March 31, 2023, there were 100 and 1,983 shares issued and outstanding for Series A Preferred Stock and Series B Preferred Stock, respectively. As of March 31, 2022, there were 100 and 1,983 shares issued and outstanding for Series A Preferred Stock and Series B Preferred Stock, respectively.

Series A Preferred Stock holds designations of cash dividends at the rate of 8% of the amount per share of Series A Preferred Stock per annum in the form of “Preferred Dividends”, voting rights on an as-converted to Common Stock basis, liquidation preferences, and conversion rights in which each share of Series A Preferred Stock shall, upon conversion, represent 0.51% of the then “Fully-Diluted Shares Outstanding” of the Company. On January 12, 2018, our Board of Directors agreed to amend Designation of the Series A Convertible Preferred Stock be amended by changing the ratio for conversion, in Article IV, subparagraph (a), from 0.4% to 0.51% so that upon conversion the number of shares of common stock to be exchanged shall equal 51% of then issued and outstanding common stock. In addition, on January 12, 2018, the Company and the Series A Holder agreed to forgive all accrued interest to date on the Series A, and to pause any accruals until April 1, 2023. The Series A Convertible Preferred Stock carries liquidating preference, over all other classes of stock, equal to the amount paid for the stock plus any unpaid dividends. Currently the value of the liquidation preference is $500,000, the amount of debt that the related party converted into the preferred stock. If this Preferred Stock were to be redeemed by the holder, it would result in an aggregate of the $500,000 liquidation preference, on a per share basis, this would equal $5,000 per share. The Company and Series A Preferred Holder agreed to forgive all accrued interest and arrearages in preferred share dividends of Series A Preferred Stock through March 31, 2023.

Series B Preferred Stock holds designations of being ranked junior to the Series A Preferred Stock, cash dividends at the rate of 9% of the amount per share of Series B Preferred Stock per annum in the form of “Preferred Dividends”, a dividend received deduction for federal income tax purposes, liquidation preferences ranked junior to the Series A Preferred Stock, redemption of the Series B Preferred Stock by the Company at 105% of the Stated Value, plus accrued and unpaid Dividends, if prior to the two year anniversary of the Issuance Date, or at 100% of the State Value, plus accrued and unpaid Dividends, if on or after the two year anniversary of the Issuance Date, no voting rights, and right to notice of certain corporate action. All accrued dividends on the Series B has been settled through March 31, 2023, and none currently remains outstanding. Furthermore, dividends will begin to accrue on the Series B Preferred Stock until April 1, 2023.

NOTE 9 – COMMON STOCK

The Company is authorized to issue 200,000,000 shares of Common Stock, with a par value of $0.001.

On October 7, 2021, the Company issued 500,000 shares of common stock in exchange for $10,000 received.

On October 7, 2021, the Company issued 6,000,000 shares of common stock, 2,000,000 each to three different parties, in exchange for consulting services. These shares were issued with a value of $0.02 per share. These issuances were pertaining to the July 23, 2021 convertible note specified in Note 8.

On October 12, 2021, the Company issued 500,000 shares of common stock as compensation for services provided by a director of the Company, as well as a $50 capital contribution received. These shares were issued with a value of $0.02 per share.

On October 12, 2021, the Company issued 500,000 shares of common stock as compensation for services provided by a director of the Company. These shares were issued with a value of $0.02 per share.

On October 27, 2021, the Company issued 500,000 shares of common stock in exchange for $10,000 received.

On November 1, 2021, the Company issued 1,000,000 shares of common stock per a Settlement and Release agreement. These shares were issued with a value of $0.02 per share.

On November 4, 2021, the Company issued 500,000 shares of common stock in exchange for $10,000 received.

On December 17, 2021, the Company issued 650,000 shares of common stock in exchange for consulting services. These shares were issued with a value of $0.02 per share.

On December 30, 2021, the Company issued 1,250,000 shares of common stock in exchange for $25,000 received.

On April 8, 2022, the Company issued 500,000 shares of common stock, 250,000 each to two separate parties, of which it had previously committed in exchange for $10,000 it had received, $5,000 from each party, received on March 22, 2022.

On April 8, 2022, the Company issued 2,500,000 shares of common stock, of which it had previously committed in exchange for $40,000 it had received on March 23, 2022.

On October 4, 2022, the Company issued 150,000 shares of common stock in exchange for $3,000 received.

On October 4, 2022, the Company issued 250,000 shares of common stock in exchange for $4,963 received.

On December 1, 2022, the Company issued 500,000 shares of common stock in exchange for consulting services. These shares were issued with an approximate value of $0.0598 per share, based on the fair market value as of their date of issuance.

On December 1, 2022, the Company issued 1,500,000 shares of common stock to three different parties in the amounts of 1,000,000, 250,000, and 250,000, in exchange for $29,970 received.

On December 1, 2022, the Company issued 250,000 shares of common stock in exchange for $4,970 received.

On January 31, 2023, the Company issued 2,750,000 shares of common stock for conversion of debt. For more details, see fifth paragraph of Note 8.

On February 21, 2023, the Company issued 50,000 shares of common stock for website and social media services. These shares were issued with a value of $0.08 per share.

The Company had 57,643,062 and 49,193,062 shares of common stock issued and outstanding as of March 31, 2023, and March 31, 2022, respectively. The Company had a loss per share of $0.00 and $0.01 for the years ended March 31, 2023, and March 31, 2022, respectively.

NOTE 10 – DERIVATIVE FINANCIAL   INSTRUMENTS

The fair value of derivative instruments is recorded and shown separately under liabilities. Changes in the fair value of derivatives liability are recorded in the consolidated statement of operations under other (income) expense.

Our Company evaluates all of its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of operations. For stock-based derivative financial instruments, the Company uses Black-Scholes Option Pricing model to value the derivative instruments at inception and on subsequent valuation dates. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date.

March 31, 2022
Annual Dividend Yield	—
Stock Price	$0.025 - $0.069
Exercise Price	$0.018 - $0.035
Expected Life (Years)	0.18 – 1.00
Risk-Free Interest Rate	0.04% - 0.52%
Expected Volatility	224% - 422%

March 31, 2023
Annual Dividend Yield	—
Stock Price	—
Exercise Price	—
Expected Life (Years)	—
Risk-Free Interest Rate	—
Expected Volatility	—

Fair value of the derivative is summarized as below:

Beginning Balance, March 31, 2022	$95,576
Additions	—
Mark-to-Market	(95,575)
Cancellation of Derivative Liabilities Due to Cash Repayment	—
Reclassification to Additional Paid-In Capital Due to Conversion	(1)
Ending Balance, March 31, 2023	$—

NOTE 11: COMMITMENTS AND CONTINGENCIES

As of March 31, 2023, and 2022, the Company has a month-to-month verbal lease agreement with the landlord, in which the Company is obligated to pay $1,200 on a monthly basis.

In the normal course of business, we are subject to potential claims and disputes related to our business, including disputes with third parties over financing arrangements, as well as over service agreements with contractors. Some of these matters may be covered by our insurance and risk management programs or may result in claims or adjustments with our carriers. Management does not believe that the outcome of any of the legal proceedings to which the Company is a party will have a material adverse effect on its financial position or results of operations.

On January 30, 2018, the Company issued a $230,000 Convertible Promissory Note to a third party in exchange for cash. Subsequently there was a settlement agreement on June 3, 2021, in which the Company recognized an outstanding convertible debt and related contingent liability pertaining to an outstanding settlement in the amount of $54,650 and $95,350, respectively. This recognition came as part of a settlement agreement reached on June 3, 2021, in which the prior $230,000 convertible note, as well as approximately $72,458 of related interest was settled into a new convertible debt of $54,650, a contingent liability of $95,350, and two cash payments of $50,000 each to the note holder, which were made on July 20, 2020, and March 10, 2021. This transaction resulted in a gain on debt extinguishment of approximately $52,000. The convertible debt portion has no interest accrual and has a variable conversion price per share of a 60% discount to the average of the previous five-day trading closing bid price. On June 3, 2022, the Company received a loan from a related party in the amount of $125,000. There funds were wired to the Company to help it reach settlement of the debts described earlier within this paragraph.

On June 3, 2022, the Company satisfied the convertible debt and related contingent liability mentioned in the preceding paragraph in the amounts of $54,650 and $95,350, respectively, via a settlement payment of $125,000, this resulted in a gain on the settlement of debt in the amount of $25,000.

NOTE 12 – SUBSEQUENT EVENTS

Management has evaluated subsequent events pursuant to the requirements of ASC Topic 855 and has determined that no material subsequent events exist through the date of this filing.

EXHIBIT INDEX

Exhibit Number	Exhibit Description
3.1(a)	Articles of Incorporation

3.1(b)	Articles of Merger

3.1(c)	Agreement and Plan of Merger

3.1(d)	Amended Articles of Incorporation

3.2	Bylaws of the Registrant

4.1(a)	Certificate of Designation of Series and Determination of Rights and Preferences of Series A Convertible Preferred Stock

4.1(b)	Certificate of Designation

4.1(c)	Amendment to Certificate of Designation After Issuance of Class or Series dated 3/14/2014

4.1(d)	Amendment to Certificate of Designation After Issuance of Class or Series dated 01/12/2018

21.1	Subsidiaries of the Registrant

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Kent Rodriguez	Date: July 25, 2023
President/Director
Groove Botanicals Inc.